Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP’S EL SAUZAL MINE RECEIVES INTERNATIONAL CYANIDE
CERTIFICATION

VANCOUVER, BRITISH COLUMBIA, March 31, 2008 – GOLDCORP INC. (TSX: G, NYSE: GG) announced today that its El Sauzal mine in Mexico has become the first gold mining operation in Mexico to be fully certified under the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (“the Cyanide Code”).    El Sauzal was 2007’s largest gold producer in Mexico, at over 300,000 ounces.  Early in 2007, Goldcorp announced that its Marigold mine in Nevada (66.7% Goldcorp, 33.3% Barrick) had become the first gold mine in the world to be fully certified under the Cyanide Code.

The Cyanide Code is a voluntary industry program for companies involved in the production of gold using cyanide.  It was developed under the auspices of the United Nations Environment Programme with the goal of safeguarding human health and the environment by promoting responsible management of cyanide used in gold mining.

“El Sauzal’s certification is the latest example of Goldcorp’s ongoing commitment to operating to the highest possible standards, to being responsible stewards of the environment and to partnering with the communities in which we work,” said Kevin McArthur, Goldcorp President & Chief Executive Officer.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com